FORM 5

Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported X Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person Tese Vincent (Last) (First) (Middle) c/o Mack-Cali Realty Corporation 11 Commerce Drive (Street) Cranford, New Jersey 07016 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Mack-Cali Realty Corporation (CLI) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year December 2002 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
			X Director Officer (give title below)	10% Owner Other (specify below)

7. Individual or Joint/Group Reporting (check applicable line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock	12/17/02		G	4,000	D		12,000	D

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver sion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Phantom Stock Units	1-for-1	4/3/02		A	187.838(1)		(2)	(2)	Common Stock	187.838	$33.96		D
Phantom Stock Units	1-for-1	7/3/02		A	193.932(1)		(2)	(2)	Common Stock	193.932	$33.50		D
Phantom Stock Units	1-for-1	10/3/02		A4	216.880(1)		(2)	(2)	Common Stock	216.880	$30.67	2,675.589	D

Explanation of Responses:

(1)                                  The number of phantom stock units awarded is comprised of a quarterly director’s fee earned and quarterly dividend credited on cumulative phantom stock units under the Mack-Cali Realty Corporation Deferred Compensation Plan for Directors.

(2)                                  The phantom stock units were accrued under the Mack-Cali Realty Corporation Deferred Compensation Plan for Directors and are to be settled 100% in Mack-Cali Realty Corporation common stock upon the termination of the reporting person’s service on the Board of Directors of Mack-Cali Realty Corporation or upon a change in control of Mack-Cali Realty Corporation.

/s/ Vincent Tese ** Signature of Reporting Person	2/14/03 Date

**             Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
             See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:    File three copies of this Form, one of which must be manually signed.
             If space provided is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form5.htm

Last update: 09/03/2002